

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2016

William T. Fejes, Jr.
Chief Executive Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, New Jersey 08054

> **Re:**　　**SL Industries, Inc.**
> **Schedule 14D-9 filed on April 21, 2016**
> **File No. 005-34262**
>
> **Schedule 13E-3 filed on April 21, 2016**
> **Filed by SL Industries, Inc. et al.**
> **File No. 005-34262**

Dear Mr. Fejes:

We have reviewed the above filings, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 14D-9.

<u>Schedule 13E-3</u>

1. We note the disclosure on pages 2 and 7 of the Schedule 14D-9 that Messrs. Lichtenstein Kassan, Beldari and Fejes, directors and executive officers of the Company, have been affiliated with Steel Holdings GP. Please advise why these executive officers and directors, Steel Holdings and DGT are not affiliates of the Company engaged in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule TO/13E-3 signature page and included as filing persons. We may have further comment.

2. Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include

all of the information required by Schedule 13E-3 and its instructions for all filing persons added in response to the preceding comment. For example, please provide the information required by Instruction 3 to Item 1013 of Regulation M-A for each filing person referenced in the preceding comment. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, please be sure that each new filing person signs the Schedule 13E-3. Finally, please note that joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.

3. We note that the filing persons have incorporated by reference information contained in the Schedule 14D-9 in answer to the items of Schedule 13E-3. Please revise the Schedule 13E-3 to ensure that all required information is incorporated by reference. For example, but without limitation, we note that Item 9 of the Schedule 13E-3 does not incorporate by reference the information contained in Item 5 of Schedule 14D-9. Refer to Schedule 13E-3 Item 9 and Item 1015(b)(4) of Regulation M-A.

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements, page 2

4. We note your statements that "[t]he holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts." Please revise this section to remove any potential implication that the referenced section of the merger agreement does not constitute public disclosure under the federal securities laws.

(b) Background and Reasons for the Board Determination, page 11

5. We note your disclosure on page 16 that on June 22, 2015 a "third party expressed disappointment that it had submitted a bid that was close to the level of the Initial H&H Proposal and that the process had been terminated." Please further discuss why the process was terminated.

6. We note your statement on page 45 that "the Company's internal forecasts subsequent to the preparation of the Projections [provided by the board to Houlihan Lokey] resulted in the net sales and Adjusted EBITDA amounts included in the Projections exceeding the midpoint of the corresponding ranges reflected in the March 2016 guidance." Please revise to clarify why the board believes it is appropriate to rely on the fairness opinion

despite the fact that the projections underlying the fairness opinion exceeded the company's March 2016 Guidance.

7.   We note your disclosure on page 44 that the company undertakes no obligation to update the financial projections. We remind you of the Company's obligations under Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

Reasons for the Board Determinations, page 35

8.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise the disclosure to discuss any unaddressed factors in reasonable detail or explain why the factor(s) were not deemed material or relevant. We note, for example, that the factors considered by the Board do not appear to include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant. Specifically, the disclosure regarding pervious purchases appears to only cover a 60 day period as opposed to the two year period referenced in 1002(f) of Regulation M-A. We also note that the factors considered do not appear to include the factor described in 1014(c) or explain why such factor was not deemed material or relevant. In particular, we note that the Super Majority of the Minority Condition relates to shares not owned by Parent or its affiliates, and this "minority" may still include shares held by other affiliates of the Company, including Company directors and executive officers. If the specific procedural safeguard in Item 1014(c) relating to the approval of the majority of unaffiliated stockholders, as opposed to the smaller subset of stockholders affiliated with Parent, was not considered, please explain why the Purchaser Group believes the proposed merger is procedurally fair in the absence of such safeguard.

Book Value and Ration [sic] of Earnings to Fixed Charges, page 56

9.   It appears that you have elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3 and I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c) that is not currently provided in the Schedule 14D-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Jennifer López for

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Evan D. Stone, Esq.
       Gardere Wynne Sewell LLP